December 23, 2019

George P. Doyle
Chief Financial Officer
Landmark Infrastructure Partners LP
400 Continental Boulevard
Suite 500
P.O. Box 3429
El Segundo, CA 90245

       Re: Landmark Infrastructure Partners LP
           Form 10-K for the Fiscal Year Ending December 31, 2018
           Filed February 20, 2019
           File No. 001-36735

Dear Mr. Doyle:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction